UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K/A

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(D)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): February 1, 2021

Aspirational Consumer Lifestyle Corp.

(Exact name of registrant as specified in its charter)

Cayman Islands	001-39541	98-1557048
(State or other jurisdiction	(Commission	(I.R.S. Employer
of incorporation)	File Number)	Identification No.)

#18-07/12 Great World City
Singapore	237994
(Address of principal executive offices)	(Zip Code)

+65 6672 7605

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Securities Exchange Act of 1934:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Class A ordinary share and one-third of one redeemable warrant	ASPL.U	New York Stock Exchange
Class A ordinary shares, par value $0.0001 per share	ASPL	New York Stock Exchange
Redeemable warrants, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50	ASPL WS	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Explanatory Note

This Amendment amends the Current Report on Form 8-K of Aspirational Consumer Lifestyle Corp., filed with the Securities Exchange Commission (the “SEC”) on February 1, 2021 (the “February 1 Current Report”), in which Aspirational Consumer Lifestyle Corp. reported, among other events, the execution of the Merger Agreement (as defined below). This Amendment also corrects the amount of the base purchase price used for calculating the aggregate merger consideration, which amount as reflected in the Merger Agreement is $1,885,000,000.

Item 1.01 Entry into a Material Definitive Agreement.

Merger Agreement

Aspirational Consumer Lifestyle Corp. is a blank check company incorporated as a Cayman Islands exempted company and formed for the purpose of effecting a merger, amalgamation, share exchange, asset acquisition, share purchase, reorganization or other similar business combination with one or more businesses (“ASPL”). On February 1, 2021, ASPL entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Wheels Up Partners Holdings LLC, a Delaware limited liability company (“Wheels Up”), KittyHawk Merger Sub LLC, a Delaware limited liability corporation and a direct wholly owned subsidiary of ASPL (“Merger Sub”), Wheels Up Blocker Sub LLC, a Delaware limited liability company and a direct wholly owned subsidiary of ASPL (“Blocker Sub”), the Blocker Merger Subs (as defined in the Merger Agreement) and the Blockers (as defined in the Merger Agreement).

The Mergers

The Merger Agreement provides that, among other things and upon the terms and subject to the conditions thereof, the following transactions will occur (together with the other agreements and transactions contemplated by the Merger Agreement, the “Business Combination”):

(i) at the closing of the transactions contemplated by the Merger Agreement (the “Closing”), upon the terms and subject to the conditions of the Merger Agreement and in accordance with the General Corporation Law of the State of Delaware, as amended (“DGCL”), and the Limited Liability Company Act of the State of Delaware, as amended, as applicable, (x) each of the Blocker Merger Subs will simultaneously merge with and into the respective Blockers, the separate corporate existence of each Blocker Merger Sub will cease and each Blocker will survive as a wholly owned subsidiary of ASPL (the “First Step Blocker Mergers”), (y) the surviving Blocker entities will thereafter simultaneously merge with and into Blocker Sub, the separate corporate existence of each Blocker will cease and Blocker Sub will be the surviving entity (the “Second Step Blocker Mergers,” and together with the First Step Blocker Mergers, the “Blocker Mergers”) and (z) Merger Sub will thereafter merge with and into Wheels Up (the “Company Merger”), the separate corporate existence of Merger Sub will cease and Wheels Up will be the surviving entity (the “Surviving Company”), with ASPL as its managing member (together with the Blocker Mergers, the “Mergers”);

(ii) as a result of the Mergers, among other things, (x) the Blocker Equity Interests (as defined in the Merger Agreement) of each Blocker that are issued and outstanding immediately prior to the effective time of the First Step Blocker Mergers (the “First Step Blocker Effective Time”) (other than any Cancelled Blocker Interests (as defined in the Merger Agreement)) shall be cancelled and converted into the right to receive in the aggregate (A) a number of shares of Class A common stock, par value $0.0001 per share, of ASPL (after its Domestication) (the “ASPL Class A Common Stock”) that is equal to the Exchange Ratio (as defined in the Merger Agreement) multiplied by the aggregate number of Wheels Up preferred interests held by such Blocker as of immediately prior to the First Step Blocker Effective Time and (B) any Earnout Shares (as defined below) that may be due and issuable pursuant to the Merger Agreement, and (y) each outstanding Wheels Up common interest and preferred interest (other than any Wheels Up common interests subject to the Wheels Up awards discussed below and the Wheels Up preferred interests held by Blocker Sub) immediately prior to the effective time of the Company Merger (the “Effective Time”) will be cancelled in exchange for the right to receive (A) a number of shares of ASPL Class A Common Stock that is equal to the Exchange Ratio and (B) any Earnout Shares that may be due and issuable pursuant to the Merger Agreement, which will, in the case of all shares described in clauses (x) and (y), together with the shares of ASPL Class A Common Stock reserved in respect of the awards described immediately below, in the aggregate equal an aggregate merger consideration of $1,885,000,000, in addition to a number of shares of ASPL Class A Common Stock that may be issued post-Closing if any Wheels Up Options (as defined below) were to be cash exercised and due to the conversion of any Wheels Up Profits Interests (as defined below) for shares of ASPL Class A Common Stock at a level above the intrinsic value of such profits interests immediately after Closing, plus any Earnout Shares;

(iii) as a result of the Mergers, among other things, (x) each option to purchase Wheels Up common interests (the “Wheels Up Options”) that is outstanding immediately prior to the Effective Time will be converted into the right to receive (as adjusted, including with respect to the applicable exercise price, based on the Exchange Ratio) an option related to the shares of ASPL Class A Common Stock, (y) each award of Wheels Up profits interests (the “Wheels Up Profit Interests”), including those granted under any Wheels Up incentive plan in Wheels Up that is outstanding immediately prior to the Effective Time, will be converted into the right to receive (as adjusted based on the Exchange Ratio and to maintain the intrinsic value of such award) an award of profits interests of the Surviving Company with substantially the same terms and conditions as were applicable to such award as of immediately prior to the Effective Time, which, upon vesting and subject to the expiration of the Lock-Up Period (as defined below), if applicable to the particular holder thereof, will be exchangeable for shares of ASPL Class A Common Stock, and (z) each award of Wheels Up restricted interests (the “Wheels Up Restricted Interests”) granted under any Wheels Up incentive plan will be converted into the right to receive (as adjusted based on the Exchange Ratio) an award of restricted interests of the Surviving Company with substantially the same terms and conditions as were applicable to such award as of immediately prior to the Effective Time, which, upon vesting and subject to the expiration of the Lock-Up Period, will be exchangeable for shares of ASPL Class A Common Stock;

(iv) as a result of the Mergers, existing Wheels Up equityholders will have the right to receive, including profits interests holders and restricted interest holders through the issuance of Wheels Up EO Units (as defined in the Merger Agreement) that upon vesting may become exchangeable for, up to an aggregate of 9,000,000 additional shares of ASPL Class A Common Stock in three equal tranches which are issuable upon the achievement of share price thresholds for ASPL Class A Common Stock of $12.50, $15.00 and $17.50, respectively (such shares, the “Earnout Shares”); and

(v) upon the effective time of the Domestication (as defined below), ASPL will immediately be renamed “Wheels Up Experience Inc.”

The Board of Directors of ASPL (the “Board”) has unanimously (i) approved and declared advisable the Merger Agreement, the Business Combination and the other transactions contemplated thereby and (ii) resolved to recommend approval of the Merger Agreement and related matters by the shareholders of ASPL.

The Domestication

Prior to the Closing, subject to the approval of ASPL’s shareholders, and in accordance with the DGCL, Cayman Islands Companies Act (2021 Revision) (the “CICA”) and ASPL’s Amended and Restated Memorandum and Articles of Association (as may be amended from time to time, the “Cayman Constitutional Documents”), ASPL will effect a deregistration under the CICA and a domestication under Section 388 of the DGCL (by means of filing a certificate of domestication with the Secretary of State of Delaware), pursuant to which ASPL’s jurisdiction of incorporation will be changed from the Cayman Islands to the State of Delaware (the “Domestication”).

In connection with the Domestication, (i) each of the then issued and outstanding Class A ordinary shares, par value $0.0001 per share, of ASPL, will convert automatically, on a one-for-one basis, into a share of ASPL Class A Common Stock, which are entitled to one vote per share, (ii) each of the then issued and outstanding Class B ordinary shares, par value $0.0001 per share, of ASPL, will convert automatically, on a one-for-one basis, into a share of ASPL Class A Common Stock, (iii) each then issued and outstanding warrant of ASPL will convert automatically into a warrant to acquire one share of ASPL Class A Common Stock (“Domesticated ASPL Warrant”), pursuant to the Warrant Agreement, dated September 25, 2020, between ASPL and Continental Stock Transfer & Trust Company, as warrant agent, and (iv) each then issued and outstanding unit of ASPL (the “Cayman ASPL Units”) will convert automatically into a share of ASPL Class A Common Stock, on a one-for-one basis, and one-third of one Domesticated ASPL Warrant.

Conditions to Closing

The Merger Agreement is subject to the satisfaction or waiver of certain customary closing conditions, including, among others, (i) approval of the Business Combination and related agreements and transactions by the shareholders of ASPL and equityholders of Wheels Up, (ii) effectiveness of the proxy statement / registration statement on Form S-4 to be filed by ASPL in connection with the Business Combination, (iii) expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act and any other required regulatory approvals, (iv) receipt of approval for listing on the NYSE the shares of ASPL Class A Common Stock to be issued in connection with the Mergers, (v) that ASPL have at least $5,000,001 of net tangible assets upon Closing, (vi) the absence of any injunctions, (vii) the absence of a Company Material Adverse Effect (as defined in the Merger Agreement) on Wheels Up and (viii) that ASPL will have received a PIPE Investment (as defined below) of at least $360,000,000.

Other conditions to Wheels Up’s obligations to consummate the Mergers include, among others, that as of the Closing, (i) the Domestication has been completed and (ii) the amount of cash available in (x) the trust account into which substantially all of the proceeds of ASPL’s initial public offering and private placements of its warrants have been deposited for the benefit of ASPL, certain of its public shareholders and the underwriters of ASPL’s initial public offering (the “Trust Account”), after deducting the amount required to satisfy ASPL’s obligations to its shareholders (if any) that exercise their rights to redeem their ASPL Class A Ordinary Shares pursuant to the Cayman Constitutional Documents (but prior to payment of (a) any deferred underwriting commissions being held in the Trust Account and (b) any transaction expenses of ASPL or its affiliates) (the “Trust Amount”), is at least equal to or greater than $120,000,000.

Covenants

The Merger Agreement contains additional covenants, including, among others, providing for (i) the parties to conduct their respective businesses in the ordinary course through the Closing, (ii) the parties to not initiate any negotiations or enter into any agreements for certain alternative transactions, (iii) Wheels Up to prepare and deliver to ASPL certain audited and unaudited consolidated financial statements of Wheels Up, (iv) ASPL to prepare and file a proxy statement/registration statement on Form S-4 and take certain other actions to obtain the requisite approval of ASPL shareholders of certain proposals regarding the Business Combination (including the Domestication) and (v) the parties to use reasonable best efforts to obtain necessary approvals from governmental agencies.

Representations and Warranties

The Merger Agreement contains customary representations and warranties by ASPL, Merger Sub, Blocker Sub, the Blocker Merger Subs, the Blockers and Wheels Up. The representations and warranties of the respective parties to the Merger Agreement generally will not survive the Closing.

Termination

The Merger Agreement may be terminated at any time prior to the Closing (i) by mutual written consent of ASPL and Wheels Up, (ii) by Wheels Up, if certain approvals of the shareholders of ASPL, to the extent required under the Merger Agreement, are not obtained as set forth therein or if there is a Modification in Recommendation (as defined in the Merger Agreement), (iii) by ASPL, if certain approvals of the equityholders of Wheels Up, to the extent required under the Merger Agreement, are not obtained within five business days after the proxy / registration statement on Form S-4 has been declared effective by the U.S. Securities and Exchange Commission (the “SEC”), (iv) by either ASPL or Wheels Up in certain other circumstances set forth in the Merger Agreement, including (a) if any Governmental Authority (as defined in the Merger Agreement) shall have issued or otherwise entered a final, nonappealable order making consummation of the Mergers illegal or otherwise preventing or prohibiting consummation of the Mergers and (b) in the event of certain uncured breaches by the other party or (c) if the Closing has not occurred on or before the date that is 180 days after the date of the Merger Agreement.

Certain Related Agreements

Subscription Agreements

On February 1, 2021, concurrently with the execution of the Merger Agreement, the Company entered into subscription agreements (the “Subscription Agreements”) with certain investors (collectively, the “PIPE Investors”), pursuant to, and on the terms and subject to the conditions of which, the PIPE Investors have collectively subscribed for 55,000,000 shares of ASPL Class A Common Stock for an aggregate purchase price equal to $550,000,000 million (the “PIPE Investment”). The PIPE Investment will be consummated substantially concurrently with the Closing.

The Subscription Agreements for the PIPE Investors provide for certain registration rights. In particular, ASPL is required to no later than 30 calendar days following the Closing, submit to or file with the SEC a registration statement registering the resale of such shares. Additionally, ASPL is required to use its commercially reasonable efforts to have the registration statement declared effective as soon as practicable after the filing thereof, but no later than the earlier of (i) the 60th calendar day following the filing date thereof if the SEC notifies the Company that it will “review” the registration statement and (ii) the 10th business day after the date the Company is notified (orally or in writing, whichever is earlier) by the SEC that the registration statement will not be “reviewed” or will not be subject to further review. The Company must use commercially reasonable efforts to keep the registration statement effective until the earliest of: (a) the date the PIPE Investors no longer hold any registrable shares, (b) the date all registrable shares held by the PIPE Investors may be sold without restriction under Rule 144 and (c) two years from the date of effectiveness of the registration statement.

The Subscription Agreements will terminate with no further force and effect upon the earliest to occur of: (i) such date and time as the Merger Agreement is terminated in accordance with its terms; (ii) the mutual written agreement of the parties to such Subscription Agreement; (iii) if any of the conditions to closing set forth in such Subscription Agreements are not satisfied on or prior to the Closing and, as a result thereof, the transactions contemplated by the Subscription Agreements fail to occur; and (iv) July 31, 2021, if the Closing has not occurred on or before such date.

Sponsor Support Agreement

On February 1, 2021, ASPL announced entry into a Support Agreement (the “Sponsor Support Agreement”), by and among ASPL, Aspirational Consumer Lifestyle Sponsor LLC, a Cayman Islands limited liability company (the “Sponsor”), Wheels Up and the other parties thereto, pursuant to which the Sponsor and each director of ASPL agreed to, among other things, vote in favor of the Merger Agreement and the transactions contemplated thereby, in each case, subject to the terms and conditions contemplated by the Sponsor Support Agreement.

Company Support Agreement

On February 1, 2021, ASPL also announced entry into an Equityholder Support Agreement (the “Company Support Agreement”), by and among ASPL, Wheels Up and certain stockholders of Wheels Up (the “Key Company Equityholders”). Under the Company Support Agreement, the Key Company Stockholders agreed, within 48 hours after the proxy statement/prospectus relating to the approval by ASPL stockholders of the Business Combination is declared effective by the SEC and delivered or otherwise made available to stockholders, to execute and deliver a written consent with respect to the outstanding shares of Wheels Up common interests and preferred interests held by the Key Company Equityholders adopting the Merger Agreement and related transactions and approving the Business Combination. The aggregate amount of Wheels Up common interests and preferred interests that are owned by the Key Company Equityholders and subject to the Company Support Agreement represent an amount of such types and classes sufficient to satisfy the approval requirements for the Mergers and other transactions contemplated by the Merger Agreement under Wheels Up’s applicable governing documents.

Transfer Restrictions and Registration Rights

The Merger Agreement contemplates that, at the Closing, the combined company, the Sponsor, the owners of the Blockers and certain equityholders of Wheels Up and certain of their respective affiliates, as applicable, and the other parties thereto, will enter into an Amended and Restated Registration Rights Agreement (the “Registration Rights Agreement”), pursuant to which ASPL will agree to register for resale, pursuant to Rule 415 under the Securities Act of 1933, as amended (the “Securities Act”), certain shares of ASPL Class A Common Stock and other equity securities of ASPL that are held by the parties thereto from time to time. Additionally, the Registration Rights Agreement contains certain restrictions on transfer with respect to the shares of ASPL Class A Common Stock (and any equity securities convertible into or exercisable or exchangeable for shares of ASPL Class A Common Stock) held by the Sponsor or the applicable former Wheels Up equityholders immediately following Closing and the Earnout Shares and Wheels Up EO Units (but not including shares purchased in the public market or in the PIPE Investment) (the “Lock-up Shares”). Such restrictions begin at Closing and end on the earlier of (i) the date that is 180 days after Closing and (ii)(a) for 33.33% of the Lock-up Shares, the date on which the VWAP (as defined in the Merger Agreement) of ASPL Class A Common Stock equals or exceeds $12.50 per share for any 20 trading days within any 30-trading day period commencing at least 30 days after Closing and (b) for an additional 50% of the Lock-up Shares, the date on which the VWAP of ASPL Class A Common Stock equals or exceeds $15.00 per share for any 20 trading days within any 30 trading day period commencing at least 30 days after Closing (the “Lock-Up Period”). The lock-up provisions in the Registration Rights Agreement will supersede the lock-up provisions contained in that certain letter agreement, dated as of September 22, 2020, by and among Wheels Up, the Sponsor, and each of the other parties thereto.

The foregoing description of the Merger Agreement, the Subscription Agreements, the Sponsor Support Agreement and the Company Support Agreement, and the transactions and documents contemplated thereby, is not complete and is subject to and qualified in its entirety by reference to the Merger Agreement, the form of Subscription Agreement, the Sponsor Support Agreement and the Company Support Agreement, copies of which are filed with this Current Report on Form 8-K as Exhibit 2.1, Exhibit 10.1, Exhibit 10.2 and Exhibit 10.3, respectively, and the terms of which are incorporated by reference herein.

The Merger Agreement, the Subscription Agreements, the Sponsor Support Agreement and the Company Support Agreement have been included to provide investors with information regarding its terms. They are not intended to provide any other factual information about ASPL or its affiliates. The representations, warranties, covenants and agreements contained in the Merger Agreement, the Subscription Agreements, the Sponsor Support Agreement, the Company Support Agreement, the Registration Rights Agreement and the other documents related thereto were made only for purposes of the Merger Agreement as of the specific dates therein, were solely for the benefit of the parties to the Merger Agreement, the Subscription Agreements, the Sponsor Support Agreement and the Company Support Agreement, may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Agreement, the Subscription Agreements, the Sponsor Support Agreement or Company Support Agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Investors are not third-party beneficiaries under the Merger Agreement, the Subscription Agreements, the Sponsor Support Agreement or the Company Support Agreement and should not rely on the representations, warranties, covenants and agreements or any descriptions thereof as characterizations of the actual state of facts or condition of the parties thereto or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of representations and warranties may change after the date of the Merger Agreement, the Subscription Agreements, the Sponsor Support Agreement or the Company Support Agreement, as applicable, which subsequent information may or may not be fully reflected in the ASPL’s public disclosures.

Item 3.02 Unregistered Sales of Equity Securities

The disclosure set forth above in Item 1.01 of this Current Report on Form 8-K with respect to the PIPE Investment is incorporated by reference in this Item 3.02. The shares of ASPL Class A Common Stock to be issued in connection with the PIPE Investment will not be registered under the Securities Act, and will be issued in reliance on the exemption from registration requirements thereof provided by Section 4(a)(2) of the Securities Act.

Additional Information and Where to Find It

This Current Report on Form 8-K relates to a proposed transaction between ASPL and Wheels Up. This Current Report on Form 8-K does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. ASPL intends to file a registration statement on Form S-4 with the SEC, which will include a document that serves as a prospectus and proxy statement of ASPL, referred to as a proxy statement/prospectus. A proxy statement/prospectus will be sent to all ASPL shareholders. ASPL also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of ASPL are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders will be able to obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by ASPL through the website maintained by the SEC at www.sec.gov.

The documents filed by ASPL with the SEC also may be obtained free of charge at ASPL’s website at https://www.aspconsumer.com or upon written request to #18-07/12 Great World City, Singapore 237994.

Participants in Solicitation

ASPL and Wheels Up and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from ASPL’s shareholders in connection with the proposed transaction. A list of the names of the directors and executive officers of ASPL and information regarding their interests in the business combination will be contained in the proxy statement/prospectus when available. You may obtain free copies of these documents as described in the preceding paragraph.

Cautionary Statement Regarding Forward-Looking Statements

This Current Report on Form 8-K contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between ASPL and Wheels Up. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this Current Report on Form 8-K, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of ASPL’s securities, (ii) the risk that the transaction may not be completed by ASPL’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by ASPL, (iii) the failure to satisfy the conditions to the consummation of the transaction, including the adoption of the Merger Agreement by the shareholders of ASPL, the satisfaction of the minimum trust account amount following redemptions by ASPL’s public shareholders and the receipt of certain governmental and regulatory approvals, (iv) the lack of a third party valuation in determining whether or not to pursue the transaction, (v) the inability to complete the PIPE investment in connection with the transaction, (vi) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, (vii) the effect of the announcement or pendency of the transaction on Wheels Up’s business relationships, operating results and business generally, (viii) risks that the proposed transaction disrupts current plans and operations of Wheels Up and potential difficulties in Wheels Up employee retention as a result of the transaction, (ix) the outcome of any legal proceedings that may be instituted against Wheels Up or against ASPL related to the Merger Agreement or the transaction, (x) the ability to maintain the listing of the ASPL’s securities a national securities exchange, (xi) the price of ASPL’s securities may be volatile due to a variety of factors, including changes in the competitive and highly regulated industries in which ASPL plans to operate or Wheels Up operates, variations in operating performance across competitors, changes in laws and regulations affecting ASPL’s or Wheels Up’s business and changes in the combined capital structure, (xii) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities, and (xiii) the risk of downturns and a changing regulatory landscape in the highly competitive aviation industry. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of ASPL’s registration on Form S-1 (File No. 333-248592), the registration statement on Form S-4 discussed above and other documents filed by ASPL from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and ASPL and Wheels Up assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither ASPL nor Wheels Up gives any assurance that either ASPL or Wheels Up or the combined company will achieve its expectations.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description
2.1	Agreement and Plan of Merger, dated as of February 1, 2021
10.1	Form of Subscription Agreement
10.2	Sponsor Support Agreement, dated as of February 1, 2021
10.3	Company Support Agreement, dated as of February 1, 2021

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Aspirational Consumer Lifestyle Corp.

Date: February 2, 2021	By:	/s/ Ravi Thakran
		Name:	Ravi Thakran
		Title:	Chief Executive Officer and Chairman